As filed with the Securities and Exchange Commission on February 7, 2001

                                                      Registration No. 333-_____
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                    FORM S-6
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933            [X]

                          PRE-EFFECTIVE AMENDMENT NO.           [_]
                         POST-EFFECTIVE AMENDMENT NO.           [_]
                             ----------------------

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                             (Exact name of trust)

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (Name of depositor)

                     Insurance and Separate Accounts Dept.
                              JOHN HANCOCK PLACE
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)
                              --------------------

                          RONALD J. BOGAGE, ESQ.
                     Insurance and Separate Accounts Dept.
                      JOHN HANCOCK LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
                (Name and complete address of agent for service)
                              --------------------

                                    Copy to:
                            THOMAS C. LAUERMAN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036
                              --------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium variable life survivorship contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 5(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Sections 8(a), may determine.

                             CROSS-REFERENCE TABLE

Form N-8B-2 Item                 Caption in Prospectus
----------------                 ---------------------
1, 2                             Cover, The Account and The Series
                                 Funds or Fund, JHVLICO and John Hancock

3                                Inapplicable

4                                Cover, Distribution of Policies

5,6                              The Account and The Series Funds or
                                 Fund, State Regulation

7, 8, 9                          Inapplicable

10(a),(b),(c),(d),(e)            Policy Provisions and Benefits

10(f)                            Voting Privileges

10(g),(h)                        Changes that JHVLICO Can Make

10(i)                            Appendix--Other Policy
                                 Provisions, The Account and
                                 The Series Funds or Fund

11, 12                           Summary, The Account and The Series
                                 Funds or Fund, Distribution of Policies

13                               Summary, Charges and Expenses,
                                 Appendix--Illustration of Death
                                 Benefits, Surrender Values
                                 and Accumulated Premiums

14, 15                           Summary, Distribution of
                                 Policies, Premiums

16                               The Account and The Series Funds or  Fund

17                               Summary, Policy Provisions and Benefits

18                               The Account and The Series Funds or Fund,
                                 Tax Considerations

19                               Reports

20                               Changes that JHVLICO Can Make

21                               Policy Provisions and Benefits

22                               Policy Provisions and Benefits


23                               Distribution of Policies

24                               Not Applicable

25                               JHVLICO and John Hancock

26                               Not Applicable

27,28,29,30                      JHVLICO and John Hancock, Board
                                 of Directors and Executive
                                 Officers of JHVLICO

31,32,33,34                      Not Applicable

35                               JHVLICO and John Hancock

37                               Not Applicable

38,39,40,41(a)                   Distribution of Policies,
                                 JHVLICO and John Hancock,
                                 Charges and Expenses

42, 43                           Not Applicable

44                               The Account and The Series Funds or Fund,
                                 Policy Provisions,
                                 Appendix--Illustration of Death
                                 Benefits, Surrender Values
                                 and Accumulated Premiums

45                               Not Applicable

46                               The Account and The Series Funds or Fund,
                                 Policy Provisions,
                                 Appendix--Illustration of Death
                                 Benefits, Surrender Values
                                 and Accumulated Values

47, 48, 49, 50                   Not Applicable

51                               Policy Provisions and Benefits,
                                 Appendix--Other Policy
                                 Provisions

52                               The Account and The Series Funds,
                                 Changes that JHVLICO Can Make

53,54,55                         Not Applicable

56,57,58                         Not Applicable

59                               Financial Statements


                         PROSPECTUS DATED MAY 1, 2001

                        VARIABLE ESTATE PROTECTION EDGE

        a flexible premium variable life survivorship insurance policy issued by
           JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JHVLICO")

The policy provides an investment option with fixed rates of return declared by JHVLICO and the following variable investment options:

VARIABLE INVESTMENT OPTION                     MANAGED BY
--------------------------                     ----------

Equity Index ................................. State Street Global Advisors
Growth & Income .............................. Independence Investment
                                                Associates, Inc. and Putnam
                                                Investment Management, LLC
Large Cap Value .............................. T. Rowe Price Associates, Inc.
Large Cap Value CORE/SM/ ..................... Goldman Sachs Asset Management
Large Cap Growth ............................. Independence Investment
                                                Associates, Inc.
Large Cap Aggressive Growth .................. Alliance Capital Management L.P.
Large/Mid Cap Value .......................... Wellington Management Company,
                                                LLP
Fundamental Growth ........................... Putnam Investment Management, LLC
Mid Cap Growth ............................... Janus Capital Corporation
Small/Mid Cap CORE/SM/ ....................... Goldman Sachs Asset Management
Small/Mid Cap Growth ......................... Wellington Management Company,
                                                LLP
Small Cap Equity ............................. Capital Guardian Trust Company
Small Cap Value .............................. T. Rowe Price Associates, Inc.
Small Cap Growth ............................. John Hancock Advisers, Inc.
V.A. Relative Value .......................... John Hancock Advisers, Inc.
AIM V.I. Value ............................... A I M Advisors, Inc.
AIM V.I. Growth .............................. A I M Advisors, Inc.
Fidelity VIP Growth .......................... Fidelity Management and Research
                                                Company
Fidelity VIP Contrafund/(R)/ ................. Fidelity Management and Research
                                                Company
MFS Investors Growth Stock ................... MFS Investment Management/(R)/
MFS Research ................................. MFS Investment Management/(R)/
MFS New Discovery ............................ MFS Investment Management/(R)/
International Equity Index ................... Independence Investment
                                                Associates, Inc.
International Opportunities .................. T. Rowe Price International, Inc.
International Equity ......................... Goldman Sachs Asset Management
                                                Morgan Stanley Dean Witter
                                                Investment
Emerging Markets Equity ...................... Management Inc.
Janus Aspen Worldwide Growth ................. Janus Capital Corporation
Real Estate Equity ........................... Independence Investment
                                                Associates, Inc. and Morgan
                                                Stanley Dean Witter Investment
                                                Management Inc.
Health Sciences .............................. John Hancock Advisers, Inc.
V.A. Financial Industries .................... John Hancock Advisers, Inc.
Janus Aspen Global Technology ................ Janus Capital Corporation
Managed ...................................... Independence Investment
                                                Associates, Inc. and Capital
                                                Guardian Trust Company
Global Balanced .............................. Capital Guardian Trust Company
Short-Term Bond .............................. Independence Investment
                                                Associates, Inc.
Bond Index ................................... Mellon Bond Associates, LLP
Active Bond .................................. John Hancock Advisers, Inc.
V.A. Strategic Income ........................ John Hancock Advisers, Inc.
High Yield Bond .............................. Wellington Management Company,
                                                LLP
Global Bond .................................. Capital Guardian Trust Company
Money Market ................................. Wellington Management Company,
                                                LLP
--------------------------------------------------------------------------------

     The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete variable investment options in the future.

     When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Variable Series Trust I, the John Hancock Declaration Trust, the AIM Variable Insurance Funds, Inc., Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II, the MFS Variable Insurance Trust, and the Janus Aspen Series (Service Shares Class) (together, "the Series Funds"). In this prospectus, the investment options of the Series Funds are referred to as "funds". In the prospectuses for the Series Funds, the investment options may be referred to as "funds", "portfolios" or "series".

     Each Series Fund is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Series Funds. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for each Series Fund. The Series Fund prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                            * * * * * * * * * * * *

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             * * * * * * * * * * * *



                          JHVLICO LIFE SERVICING OFFICE
                          -----------------------------

             Express Delivery                           U.S. Mail
             ----------------                           ---------
          529 Main Street (X-4)                       P.O. Box 111
          Charlestown, MA 02129                     Boston, MA 02117



                             PHONE: 1-800-732-5543

                              FAX: 1-617-886-3048

                            GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus - - it is not the policy. The prospectus
                                         ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

     This prospectus is arranged in the following way:

         . The section which follows is called "Basic Information". It contains basic information about the policy in a question and answer format. You should read the Basic Information before reading any other section of the prospectus.

         . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 25.

         . Behind the illustrations is a section called "Additional Information." This section gives more details about the policy. It generally does not repeat information contained in the Basic
                           ---
            Information section. A table of contents for the Additional Information section appears on page 32.

         . Behind the Additional Information section are the financial statements for us and for the Separate Account that we use for this policy. These start on page 47.

         . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 118.

After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Series Funds begin.

                                BASIC INFORMATION

     This "Basic Information" section provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:

Question                                                                     Beginning on page
--------                                                                     -----------------
 .What is the policy? .......................................................         5

 .Who owns the policy? ......................................................         5

 .How can you invest money in the policy? ...................................         5

 .Is there a minimum amount you must invest? ................................         6

 .How will the value of your investment in the policy change over time? .....         8

 .What charges will we deduct from your investment in the policy? ...........         9

 .What charges will the Series Funds deduct from your investment in the
 policy? ...................................................................         11

 .What other charges can we impose in the future? ...........................         14

 .How can you change your policy's investment allocations? ..................         14

 .How can you access your investment in the policy? .........................         15

 .How much will we pay when the last insured person dies? ...................         17

 .Can you add additional benefit riders? ....................................         18

 .How can you change your policy's insurance coverage? ......................         20

 .Can you cancel your policy after it's issued? .............................         21

 .Can you choose the form in which we pay out policy proceeds? ..............         21

 .To what extent can we vary the terms and conditions of the
 policies in particular cases? .............................................         22

 .How will your policy be treated for income tax purposes? ..................         23

 .How do you communicate with us? ...........................................         23

WHAT IS THE POLICY?

     This is a so-called "survivorship" policy that provides coverage on two insured persons. The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the last surviving insured person. If the life insurance protection is provided under a master group policy, the term "policy" as used in this prospectus refers to the certificate you will be issued and not to the master group policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary upon the death of the last surviving insured person (we call this the "death benefit") may be similarly affected.

     While either of the insured persons is alive, you will have a number of options under the policy. Here are some major ones:

         . Determine when and how much you invest in the various investment options

         .  Borrow or withdraw amounts you have in the investment options

         .  Change the beneficiary who will receive the death benefit

         .  Change the amount of insurance

         . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

         . Choose the form in which we will pay out the death benefit or other proceeds

     Most of these options are subject to limits that are explained later in this prospectus.

WHO OWNS THE POLICY?

     That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

HOW CAN YOU INVEST MONEY IN THE POLICY?

Premium Payments

  We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements begins on page 40. Also, we may refuse to accept any amount of an additional premium if:

         . that amount of premium would increase our insurance risk exposure, and

         . the insured persons don't provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

     In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating or to keep the guaranteed death benefit feature in effect.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Variable Life Insurance Company." Premiums after the first must be sent to the JHVLICO Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

     We will also accept premiums:

         .  by wire or by exchange from another insurance company,

         . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method), or

         . if we agree to it, through a salary deduction plan with your employer.

     You can obtain information on these other methods of premium payment by contacting your JHVLICO representative or by contacting the JHVLICO Life Servicing Office.

IS THERE A MINIMUM AMOUNT YOU MUST INVEST?

Planned Premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums--annually, semi-annually, quarterly or monthly. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Guaranteed death benefit feature" on page 7 and "Lapse and reinstatement" on page 8).

Guaranteed death benefit feature

     This feature guarantees that your Basic Sum Insured will not terminate (i.e., "lapse"), regardless of adverse investment performance, if on each "grace period testing date" the amount of cumulative premiums you have paid (less all withdrawals from the policy and all outstanding loans) equals or exceeds the sum of all Guaranteed Death Benefit Premium ("GDB Premium") due to date. For the first 5 policy years, the same applies to any amount of Additional Sum Insured. If the Guaranteed Death Benefit test is not satisfied on any grace period testing date, the guaranteed death benefit feature will not be "in effect" on that date. We currently test on a quarterly basis, but reserve the right to test on each monthly deduction date. (The term "monthly deduction date" is defined on page 35 under "Procedures for issuance of a policy".)

     Your policy will show two types of GDB Premium (or such other types as permitted by your state):

         . 5 Year GDB Premium - This is used on each grace period testing date until the 5th policy anniversary. The total GDB Premium that is "due to date" on any grace period testing date during this period is equal to the 5 Year GDB Premium times the number of elapsed policy months from the policy's date of issue through the grace period testing date.

         . Age 100 GDB Premium - This is used on each grace period testing date that occurs on and after the 5th policy anniversary until the policy anniversary nearest the younger insured person's 100th birthday (regardless of whether such younger insured person remains alive until that policy anniversary). The total GDB Premium that is "due to date" on any grace period testing date during this period is equal to the Age 100 GDB Premium times the number of elapsed policy months from the policy's date of issue through the grace period testing date.

     The Age 100 GDB Premium is higher than the 5 Year GDB Premium, but neither of them will ever be greater than the so-called "guideline premium" for the policy as defined in Section 7702 of the Internal Revenue Code.

     For the first 5 policy years, the guaranteed death benefit feature applies to both the Basic Sum Insured and Additional Sum Insured then in effect and any riders then in effect. On the 5th policy anniversary and thereafter, the guaranteed death benefit feature applies only to the Basic Sum Insured in effect when we issue the policy and does not apply to any amount of Additional Sum Insured or any rider benefits. If you increase the Total Sum Insured (see "How much will we pay when the last insured person dies?" on page 17), the guaranteed death benefit feature will cease to be in effect on the date such increase takes effect or the 5th policy anniversary, whichever is later. If there is a decrease in the Total Sum Insured or a change in death benefit option, the 5 Year GDB Premium and the Age 100 GDB Premium may be changed. In making any "due date" calculation described above after the effective date of the change, the old GDB Premium will apply up to the effective date of the change and the new GDB Premium will be multiplied by the number of elapsed policy months from the effective date of the change through the grace period testing date.

     If there are monthly charges that remain unpaid because of this guaranteed death benefit feature, we will deduct such charges when there is sufficient account value to pay them.

     If an insufficient amount of GDB Premium has been paid on a grace period testing date, and your policy would lapse for failure to pay charges then due, we will provide you with a notification as described in the next section, "Lapse and reinstatement".

Lapse and reinstatement

     Either your entire policy or the Additional Sum Insured portion of your Total Sum Insured can lapse for failure to pay charges due under the policy. During the first 5 policy years, there can be no lapse of any kind if the guaranteed death benefit feature is in effect. If the guaranteed death benefit feature is in effect after the 5th policy year, the Additional Sum Insured and any additional benefit riders (unless otherwise stated therein) will be in default and may lapse if the policy's surrender value is not sufficient to pay the charges on a grace period testing date. If the guaranteed death benefit feature is not in effect, the entire policy will be in default and may lapse if the policy's surrender value is not sufficient to pay the charges on a grace period testing date. In either case, we will notify you of how much you will need to pay to keep the Additional Sum Insured or the policy in force. You will have a 61 day "grace period" to make these payments. If you pay these amounts during the grace period, you may also continue the guaranteed death benefit feature by paying the necessary amount of GDB Premiums.

     If you don't pay at least the required amount by the end of the grace period, the Additional Sum Insured and any additional benefit riders (unless otherwise stated therein) or your policy, as the case may be, will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy or the Additional Sum Insured terminates in this way, you can still reactivate (i.e., "reinstate") it within 3 years from the beginning of the grace period. You will have to provide evidence that the surviving insured persons still meet our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the guaranteed death benefit is not in effect and the last surviving insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During a grace period, you cannot make a partial withdrawal or policy loan.

HOW WILL THE VALUE OF YOUR INVESTMENT IN THE POLICY CHANGE OVER TIME?

     From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply to premiums processed prior to the 20th day after your policy becomes effective. (See "Commencement of investment performance" beginning on page 35.)

     Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of the Series Fund and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will we deduct from your investment in the policy?" below.

     The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be subject to the asset-based risk charge described on page 10. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

     At any time, the "account value" of your policy is equal to:

         .  the amount you invested,

         . plus or minus the investment experience of the investment options you've chosen,

         .  minus all charges we deduct, and

         .  minus all withdrawals you have made.

     If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed beginning on page 37.

WHAT CHARGES WILL WE DEDUCT FROM YOUR INVESTMENT IN THE POLICY?

Deductions from premium payments

 .  Tax charge - A charge to cover state premium taxes we currently expect to
   ----------
   pay, on average, and the increased Federal income tax burden that we currently expect will result from receipt of premiums. This charge is currently 3.60% of each premium.

 .  Premium sales charge - A charge to help defray our sales costs. The charge is
   --------------------
   5% of the premium you pay in all policy years. We currently intend to stop making this charge on premiums received after the 10th policy year, but this is not guaranteed. Because policies of this type were first offered for sale in the year 2001, no termination of this charge has yet occurred.

 .  Optional enhanced cash value rider charge - A charge to cover the cost of
   -----------------------------------------
   this rider, if elected, equal to 2% of premium paid in each of the first two policy years up to the Target Premium.

Deductions from account value

 .  Issue charge - A monthly charge made for the first four policy years to help
   ------------
   defray our sales and administrative costs. Part of the charge is a percentage of the "Target Premium" and will be the same regardless of the amount of premium actually paid. The percentage will vary depending upon the proportion of Additional Sum Insured at issue and will never be greater than 1.833%. The Target Premium is determined at the time the policy is issued and appears in the "Policy Specifications" section of the policy. In general, the greater the proportion of Additional Sum Insured at issue, the lower the Target Premium. The other part of the charge is an amount per thousand of Basic Sum Insured at issue. This amount will vary depending upon the proportion of Additional Sum Insured at issue and will never be greater than 5c. In general, the greater the proportion of Additional Sum Insured at issue, the lower the amount per thousand.

 .  Maintenance charge - A monthly charge to help defray our administrative
   ------------------
   costs. This is a flat dollar charge of up to $12 (currently $9) during all policy years.

 .  Insurance charge - A monthly charge for the cost of insurance. To determine
   ----------------
   the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table and the ratio of Basic Sum Insured to Additional Sum Insured on the date we issue your policy. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of each of the insured persons, the Total Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as each insured person's attained age increases. (An insured person's "attained age" on any date is his or her age on the birthday nearest that date.) The insurance charge is not affected by the death of the first insured person to die. The insurance charge for death benefit Option B will tend to be higher than the insurance charge for death benefit Option A (see "How much will we pay when the last insured person dies?" on page 17).

 .  Extra mortality charge - A monthly charge specified in your policy for
   ----------------------
   additional mortality risk if either of the insured persons is subject to certain types of special insurance risk.

 .  Asset-based risk charge - A monthly charge for mortality and expense risks we
   -----------------------
   assume. The charge is a percentage of that portion of your account value allocated to variable investment options. The current percentage on the first $25,000 of account value allocated to variable investment options is .0501%. We guarantee that this percentage will never exceed .0501%. The current percentages on the account value allocated to the variable investment options in excess of $25,000 are .0501% for policy years 1 through 10, .0167% for policy years 11 through 20, and .0083% for policy years 21 and thereafter. We guarantee that these percentages will never exceed .0501 % for all policy years. This charge does not apply to the fixed investment option.

 .  Optional benefits charge - Monthly charges for certain optional insurance
   ------------------------
   benefits added to the policy by means of a rider. Some of the riders we currently offer are described under "Can you add additional benefit riders?" on page 18.

 .  Contingent deferred sales charge ("CDSC") - A charge we deduct if the policy
   -----------------------------------------
   lapses or is surrendered within the first 14 policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums we received in the first two policy years that do not exceed the first year Target Premium, as shown in the following table:

   POLICY YEAR(S)              PERCENTAGE OF PREMIUMS RECEIVED
   --------------              -------------------------------

         1                                   100%
         2                                    93%
         3                                    86%
         4                                    79%
         5                                    71%
         6                                    64%
         7                                    57%
         8                                    50%
         9                                    43%
        10                                    36%
        11                                    29%
        12                                    21%
        13                                    14%
        14                                     7%
        15 and later                           0%

   The percentages may be lower for older issue ages due to certain state law restrictions. A pro-rata portion of the CDSC may also be charged in the case of certain types of withdrawals (see "Partial withdrawals" on page __)

 .  Partial withdrawal charge - A $20 charge for each partial withdrawal of
   -------------------------
   account value to compensate us for the administrative expenses of processing the withdrawal.

WHAT CHARGES WILL THE SERIES FUNDS DEDUCT FROM YOUR INVESTMENT IN THE POLICY?

     The Series Funds must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select. We may receive payments from a fund or its affiliates at an annual rate of up to approximately 0.25% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

     The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 2000 except as indicated in the Notes appearing at the end of this table. Expenses of the funds are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

                                                                                         Total Fund        Total Fund
                                         Investment  Distribution and  Other Operating    Operating        Operating
                                         Management      Service        Expenses With   Expenses With    Expenses Absent
Fund Name                                    Fee       (12b-1) Fees     Reimbursement   Reimbursement     Reimbursement
---------                                ----------  ----------------  ---------------  -------------  ------------------
JOHN HANCOCK VARIABLE SERIES TRUST I
    (NOTE 1):
Equity Index .........................
Growth & Income ......................
Large Cap Value ......................
Large Cap Value CORE/SM/ .............
Large Cap Growth .....................
Large Cap Aggressive Growth ..........
Large/Mid Cap Value ..................
Fundamental Growth ...................
Mid Cap Growth .......................
Small/Mid Cap CORE/SM/ ...............
Small/Mid Cap Growth .................
Small Cap Equity .....................
Small Cap Value* .....................
Small Cap Growth .....................
International Equity Index ...........
International Opportunities ..........
International Equity .................
Emerging Markets Equity ..............
Real Estate Equity ...................
Health Sciences ......................
Managed ..............................
Global Balanced ......................
Short-Term Bond ......................
Bond Index ...........................
Active Bond ..........................
High Yield Bond ......................
Global Bond ..........................
Money Market .........................

JOHN HANCOCK DECLARATION TRUST
 (NOTE 2):
V.A. Relative Value ..................
V.A. Financial Industries ............
V.A. Strategic Income ................

AIM VARIABLE INSURANCE FUNDS, INC.:
AIM V.I. Value .......................
AIM V.I. Growth ......................

VARIABLE INSURANCE PRODUCTS FUND -
 SERVICE CLASS (NOTE 3):
Fidelity VIP Growth ..................

VARIABLE INSURANCE PRODUCTS FUND II
 - SERVICE CLASS  (NOTE 3):
Fidelity VIP Contrafund/(R)/ .........

MFS VARIABLE INSURANCE TRUST
    (NOTE 4):
MFS Investors Growth Stock ...........

                                                                                         Total Fund        Total Fund
                                         Investment  Distribution and  Other Operating    Operating        Operating
                                         Management      Service        Expenses With   Expenses With    Expenses Absent
Fund Name                                    Fee       (12b-1) Fees     Reimbursement   Reimbursement     Reimbursement
---------                                ----------  ----------------  ---------------  -------------  ------------------
MFS Research .........................
MFS New Discovery ....................

JANUS ASPEN SERIES - SERVICE SHARES
 CLASS:
Janus Aspen Worldwide Growth .........
Janus Aspen Global Technology ........

NOTES TO FUND EXPENSE TABLE

     (1) Under the expense reimbursement policy adopted April 23, 1999, John Hancock Life Insurance Company voluntarily reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets (0.00% for Equity Index). Shareholders of the Managed, Growth & Income, Fundamental Growth, Real Estate Equity, Small Cap Equity, Global Balanced, Active Bond, and Global Bond funds approved new management fee schedules which applied to those funds effective November 1, 2000. The investment management fee percentages for each of those funds are calculated as if those new fee schedules had been in effect for all of 2000. The investment management fee percentages for all other funds reflect the investment management fees that were actually payable for 2000 .

     *    Small Cap Value was formerly "Small/Mid Cap Value".

          "CORE/SM"/ IS A SERVICE MARK OF GOLDMAN, SACHS & CO.

     (2) John Hancock Declaration Trust funds' percentages reflect the investment management fees currently payable and other fund expenses allocated in 2000. John Hancock Advisers, Inc. has agreed to limit temporarily other expenses of each fund to 0.25% of the fund's average daily assets.

     (3) A portion of the brokerage commissions that certain of the Fidelity VIP funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Without these reductions, the operating expenses of the funds would have been higher, as shown in the last column of this table.

     (4) MFS Variable Insurance Trust Funds have an expense offset arrangement which reduces each fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Each fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the fund. MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed to bear expense for the Investors Growth Stock and New Discovery Funds, subject to reimbursement by the fund, such that such fund's "other fund expenses" shall not exceed 0.15% of the average daily net assets of the fund during the current fiscal year.


WHAT OTHER CHARGES COULD WE IMPOSE IN THE FUTURE?

     Except for the tax charge deducted from premium payments, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the tax charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

HOW CAN YOU CHANGE YOUR POLICY'S INVESTMENT ALLOCATIONS?

Future premium payments

     At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

     You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. Without our approval, the maximum amount you may transfer to or from any investment option in any policy year is $1,000,000.

     Under our current rules, you can make transfers out of any variable investment option anytime you wish. However, we reserve the right to impose limits on the number and frequency of transfers into or out of variable investment options and to impose a charge of up to $25 for any transfer beyond an annual limit (which will not be less than 12).

     Transfers out of the fixed investment option are currently subject to the following restrictions:

 .  You can only make such a transfer once in each policy year.

 . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

   We reserve the right to impose limits on:

 .  the minimum amount of each transfer out of the fixed investment option; and

 . the maximum amount of any transfer into the fixed investment option after the second policy year.

Dollar cost averaging

     This is a program of automatic monthly transfers out of the Money Market investment option into one or more of the other variable investment options. You choose the investment options and the dollar amount and timing of the transfers. The program is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. Obviously, the success of this strategy depends on market trends and is not guaranteed.

HOW CAN YOU ACCESS YOUR INVESTMENT IN THE POLICY?

Full surrender

     You may surrender your policy in full at any time. If you do, we will pay you the account value, less any policy loans and less any CDSC that then applies. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

     You may make a partial withdrawal of your surrender value at any time after the first policy year. Each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Unless we agree otherwise, each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page
9). We also reserve the right to refuse any partial withdrawal that would cause the policy's Total Sum Insured to fall below $250,000, or the policy's Basic Sum Insured to fall below $250,000. Under the Option A death benefit, the reduction of your account value occasioned by a partial withdrawal could cause the minimum insurance amount to become less than your Total Sum Insured (see "How much will we pay when the last insured person dies?" on page 17). If that happens, we will automatically reduce your Total Sum Insured. The calculation of that reduction is explained in the policy, and will be implemented by first reducing any Additional Sum Insured in effect. If the reduction in Total Sum Insured would cause your policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the partial withdrawal. If the withdrawal results in a reduction in Basic Sum Insured, a pro-rata portion of the applicable CDSC will be deducted from the account value.

Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. The maximum amount you can borrow is determined as follows:

         .  We first determine the surrender value of your policy.

         . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

         . We then multiply the resulting amount by.75% in policy years 1 through 10, .50% in policy years 11 through 20, and 0% thereafter (although we reserve the right to increase the percentage after policy year 20 to as much as .25%).

         . We then subtract the third item above from the result of the second item above.

     The minimum amount of each loan is $1,000. The interest charged on any loan is an effective annual rate of 4.75% in the first 10 policy years, 4.50% in policy years 11 through 20, and 4.0% thereafter. However, we reserve the right to increase the percentage after policy year 20 to as much as 4.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

     You can repay all or part of a loan at any time. Unless we agree otherwise, each repayment will be allocated among the investment options as follows:

         . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

         . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

HOW MUCH WILL WE PAY WHEN THE LAST INSURED PERSON DIES?

     In your application for the policy, you will tell us how much life insurance coverage you want on the lives of the insured persons. This is called the "Total Sum Insured" of insurance. Total Sum Insured is composed of the Basic Sum Insured and any Additional Sum Insured you elect. The maximum amount of Additional Sum Insured you can have when we issue the policy is generally limited to 400% of the Basic Sum Insured. The application may also give you the option of electing among various patterns of scheduled increases in Additional Sum Insured. There are a number of factors you should consider in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured. These factors are discussed under "Basic Sum Insured vs. Additional Sum Insured" on page 35.

     When the last of the insured persons dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

         . Option A - The death benefit will equal the greater of (1) the Total Sum Insured plus any optional extra death benefit, if elected (as described below), or (2) the minimum insurance amount (as described below).

         . Option B - The death benefit will equal the greater of (1) the Total Sum Insured amount plus your policy's account value on the date of death of the last surviving insured person, or (2) the minimum insurance amount.

     For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

Optional extra death benefit feature

     If you elect the Option A death benefit, you may also elect this optional extra death benefit feature. (This feature is sometimes referred to as "Option M".) The optional extra death benefit is determined on each monthly processing date and on the date of death of the last surviving insured personas follows:

         . First, we multiply your account value by a factor specified in the policy.

         .  We will then subtract your Total Sum Insured.

     Any excess is the optional extra death benefit. This feature may result in the Option A death benefit being higher than the minimum insurance amount. Although there is no special charge for this feature, your monthly insurance charge will be based on that higher death benefit amount. Election of this feature must be made in the application for the policy. If you elect this feature, you must elect the "cash value accumulation test" for purposes of determining the minimum insurance amount (see below). You may revoke your election of this feature at any time, but there may be adverse tax consequences if you do. A "monthly processing date" is the first business day of a policy month.

The minimum insurance amount

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - - the "guideline premium and cash value corridor test" and the "cash value accumulation test." When you elect the death benefit option, you must also elect which test you wish to have applied. As indicated above, the guideline premium and cash value corridor test is not available if the optional extra death benefit feature is elected. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "corridor factor" applicable on that date. The corridor factors are derived by applying the guideline premium and cash value corridor test. The corridor factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. A table showing the factor for each policy year will appear in the policy. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "death benefit factor" applicable on that date. The death benefit factors are derived by applying the cash value accumulation test. The death benefit factor decreases as attained age increases. A table showing the factor for each policy year will appear in the policy. Regardless of which test is applied, the appropriate factor will be referred to in the policy as the "Required Additional Death Benefit Factor."

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page 41). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

When the insured person reaches 100

     If the policy is still in effect on the policy anniversary nearest the 100th birthday of the younger of the two insured persons (the "age 100 adjustment date"), the following things will happen whether or not the younger insured person is actually alive on that policy anniversary:

         . We will stop deducting any monthly charges (other than the asset-based risk charge) and will stop accepting any premium payments.

         . The death benefit will become equal to the Basic Sum Insured plus a percentage of the account value on the date of death of the last surviving insured person. The percentage will be equal to the ratio of Additional Sum Insured to Total Sum Insured on the day immediately preceding the age 100 adjustment date. Death benefit Options A and B (as described above) and the guaranteed minimum death benefit feature will all cease to apply.

CAN YOU ADD ADDITIONAL BENEFIT RIDERS?

When you apply for a policy, you can request any of the additional benefit riders that we then make available. Availability and rider benefits may vary by state. Charges for the selected rider will generally increase the monthly deductions from your policy's account value. We may change the rates of these charges, but not above the maximum amounts that will be stated in the Policy Specifications page of your policy. Optional enhanced cash value rider

     If you surrender the policy at any time during the first 5 policy years and this rider is then in effect, we will pay an Enhanced Cash Value Benefit. The Benefit is paid in addition to the policy surrender value. The Benefit is equal to any remaining CDSC plus a percentage of first and second year premiums paid up to the Target Premium. The percentage will be specified in the policy. Also, if you die during the first 4 policy years and the rider is in effect, we will increase the policy's account value by the amount of the Benefit in determining the death benefit payable. Since the rider increases the amount of insurance for which we are at risk, it increases the amount of the insurance charge described on page 10. The maximum amount you may borrow from the policy or withdraw from the policy through partial withdrawals is not effected by this rider. This rider can only be elected at the time of application for the policy.

Policy split option rider

     At the time of policy issue, you may elect a rider that will permit the Total Sum Insured to be evenly split into two separate policies, one for each insured person, but only if the insured persons get divorced or certain Federal tax law changes occur. The rider may be cancelled at any time, but it will automatically terminate on the date of death of the first insured person to die or on the policy anniversary nearest the older insured person's 80th birthday, whichever is earlier. A policy split could have adverse tax consequences, so check with your tax adviser before electing this rider.

Other riders

     We currently offer a number of other optional riders, such as the four year level term rider.

HOW CAN YOU CHANGE YOUR POLICY'S INSURANCE COVERAGE?

Increase in coverage

     You may request an increase in the Additional Sum Insured. As to when such an increase would take effect, see "Effective date of other policy transactions" on page 37. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured persons still meet our requirements for issuing insurance coverage. Unless we consent otherwise, you may not increase the Additional Sum Insured if the increase would cause the entire Additional Sum Insured to equal or exceed 800% of the Basic Sum Insured.

Decrease in coverage

     After the first policy year, you may request a reduction in the Total Sum Insured at any time, but only if:

         .  the remaining Basic Sum Insured will be at least $250,000, and

         . the remaining Additional Sum Insured will not exceed 800% of the Basic Sum Insured, and

         . the remaining Total Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     We may refuse any reduction in Additional Sum Insured if it would cause the death benefit to increase pursuant to the optional extra death benefit feature. As to when any reduction in

Total Sum Insured would take effect, see "Effective date of other policy transactions" on page __.

Change of death benefit option

     You may change your coverage from death benefit Option B to Option A on any policy anniversary, but only if there is no change in the Federal tax law test used to determine the minimum insurance amount. A change from death benefit Option A to Option B is not permitted under our administrative rules.

     Please read "The minimum insurance amount" starting on page 17 for more information about the "guideline premium and cash value corridor test" and the "cash value accumulation test."

Tax consequences

     Please read "Tax considerations" starting on page 40 to learn about possible tax consequences of changing your insurance coverage under the policy.

CAN YOU CANCEL YOUR POLICY AFTER IT'S ISSUED?

     You have the right to cancel your policy within 10 days (or longer in some states) after you receive it. This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

         .  JHVLICO at one of the addresses shown on page 2, or

         .  the JHVLICO representative who delivered the policy to you.

     In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by JHVLICO or the Series Fund prior to that date. The date of cancellation will be the date of such mailing or delivery.

CAN YOU CHOOSE THE FORM IN WHICH WE PAY OUT POLICY PROCEEDS?

Choosing a payment option

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

         .  Option 1 - Proceeds left with us to accumulate with interest

         . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

         .  Option 2B - Equal monthly payments for a specified period of time

         . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

         .  Option 4 - Equal monthly payments for life with no refund

         . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

     You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

TO WHAT EXTENT CAN WE VARY THE TERMS AND CONDITIONS OF OUR POLICIES IN PARTICULAR CASES?

     Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

     Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 38. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

HOW WILL YOUR POLICY BE TREATED FOR INCOME TAX PURPOSES?

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

     For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning on page 40.

HOW DO YOU COMMUNICATE WITH US?

General Rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the JHVLICO Life Servicing Office at the appropriate address shown on page 2.

     Certain requests must be made in writing and be signed and dated by you. They include the following:

         .  loans, surrenders or partial withdrawals

         .  transfers of account value among investment options

         . change of allocation among investment options for new premium payments

         .  change of death benefit option

         .  increase or decrease in Total Sum Insured

         .  change of beneficiary

         .  election of payment option for policy proceeds

         .  tax withholding elections

         .  election of telephone transaction privilege.

     You should mail or express these requests to our Life Servicing Office at the appropriate address shown on page 2. You should also send notice of an insured person's death and related documentation to our Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Life Servicing Office or your JHVLICO representative. Each communication to us must include your name, your policy number and the name of the insured persons. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

     If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-732-5543 or by faxing us at 1-617-886-3048. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to all policies like yours or with respect to any class of such policies.

                 ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

     The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for specified issue ages, premium payment schedule and Total Sum Insured. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Series Fund assets). After the deduction of average fees and expenses at the Series Fund level (as described below) the corresponding net annual rates of return would be -0.__%, 5.__% and 11.__%. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Premiums that are paid at the beginning of each policy year for a male insured person who is 55 years old and a preferred underwriting risk when the policy is issued and for a female insured person who is 50 years old and a preferred underwriting risk when the policy is issued.

     Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by JHVLICO will apply in each year illustrated, including the intended waiver of the premium sales charge after the tenth policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that no optional rider benefits and no Additional Sum Insured have been elected and that no loans or withdrawals are made.

     With respect to fees and expenses deducted from assets of the Series Funds, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.__%, and (2) an assumed average asset charge for all other operating expenses of the Series Funds equivalent to an effective annual rate of 0.__%. These rates are the arithmetic average for all funds that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options. The charge shown above for all other operating expenses of the Series Funds reflects reimbursements to certain funds as described in the footnotes to the table beginning on page 12. We currently expect those reimbursement arrangements to continue indefinitely, but that is not guaranteed.

     The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

     Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting the issue age, sex and underwriting risk classification of each of your proposed insured persons, and the Basic Sum Insured, Additional Sum Insured and annual Planned Premium amount requested.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION A DEATH BENEFIT
      GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING CURRENT CHARGES

                                    Death Benefit                Surrender Value
                             ---------------------------  -----------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums     gross annual return of        gross annual return of
Policy     accumulated at    ---------------------------  -----------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        500,000  500,000    500,000    4,284    4,567       4,851
   2           17,556        500,000  500,000    500,000   10,098   11,001      11,939
   3           26,998        500,000  500,000    500,000   15,010   16,879      18,894
   4           36,912        500,000  500,000    500,000   20,362   23,557      27,134
   5           47,322        500,000  500,000    500,000   25,628   30,521      36,213
   6           58,252        500,000  500,000    500,000   31,868   38,890      47,369
   7           69,728        500,000  500,000    500,000   38,005   47,615      59,659
   8           81,779        500,000  500,000    500,000   44,036   56,708      73,199
   9           94,432        500,000  500,000    500,000   49,962   66,184      88,111
  10          107,717        500,000  500,000    500,000   55,778   76,054     104,534
  11          121,667        500,000  500,000    500,000   62,130   87,014     123,336
  12          136,314        500,000  500,000    500,000   68,355   98,422     144,036
  13          151,694        500,000  500,000    500,000   74,447  110,291     166,825
  14          167,843        500,000  500,000    500,000   80,397  122,631     191,911
  15          184,799        500,000  500,000    500,000   86,195  135,454     219,525
  16          202,603        500,000  500,000    500,000   92,292  149,519     251,186
  17          221,297        500,000  500,000    500,000   98,230  164,192     286,223
  18          240,926        500,000  500,000    500,000  103,988  179,487     325,009
  19          261,536        500,000  500,000    500,000  109,540  195,419     367,966
  20          283,177        500,000  500,000    500,000  114,856  212,005     415,574
  25          408,735        500,000  500,000    781,214  137,954  307,127     744,013
  30          568,983        500,000  500,000  1,354,197  148,447  425,366   1,289,712
  35          773,504        500,000  607,346  2,298,834  133,943  578,425   2,189,366

* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION B DEATH BENEFIT
      GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING CURRENT CHARGES

                                    Death Benefit                 Surrender Value
                             ---------------------------  -----------------------------
                                Assuming hypothetical         Assuming hypothetical
End of    Planned Premiums     gross annual return of         gross annual return of
Policy     accumulated at    ---------------------------  -----------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        504,284  504,567    504,851    4,284    4,567       4,851
   2           17,556        509,689  510,593    511,531   10,097   11,001      11,938
   3           26,998        515,008  516,877    518,892   15,008   16,877      18,892
   4           36,912        520,359  523,554    527,129   20,359   23,554      27,129
   5           47,322        525,623  530,515    536,205   25,623   30,515      36,205
   6           58,252        531,861  538,880    547,357   31,861   38,880      47,357
   7           69,728        537,994  547,601    559,641   37,994   47,601      59,641
   8           81,779        544,021  556,687    573,170   44,021   56,687      73,170
   9           94,432        549,940  566,153    588,069   49,940   66,153      88,069
  10          107,717        555,747  576,010    604,470   55,747   76,010     104,470
  11          121,667        562,091  586,955    623,246   62,091   86,955     123,246
  12          136,314        568,301  598,339    643,906   68,301   98,339     143,906
  13          151,694        574,372  610,171    666,632   74,372  110,171     166,632
  14          167,843        580,290  622,456    691,619   80,290  122,456     191,619
  15          184,799        586,041  635,195    719,080   86,041  135,195     219,080
  16          202,603        592,070  649,136    750,504   92,070  149,136     250,504
  17          221,297        597,913  663,627    785,185   97,913  163,627     285,185
  18          240,926        603,539  678,660    823,436  103,539  178,660     323,436
  19          261,536        608,911  694,222    865,601  108,911  194,222     365,601
  20          283,177        613,983  710,288    912,050  113,983  210,288     412,050
  25          408,735        634,273  798,438  1,225,998  134,273  298,438     725,998
  30          568,983        636,756  890,986  1,727,745  136,756  390,986   1,227,745
  35          773,504        604,677  968,775  2,519,344  104,677  468,775   2,019,344


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION A DEATH BENEFIT
      GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING MAXIMUM CHARGES

                                    Death Benefit                Surrender Value
                             ---------------------------  ----------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums     gross annual return of        gross annual return of
Policy     accumulated at    ---------------------------  ----------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%         12%
-------  ------------------  -------  -------  ---------  ------  -------  -----------
   1            8,564        500,000  500,000    500,000   4,131    4,409       4,688
   2           17,556        500,000  500,000    500,000   9,765   10,647      11,564
   3           26,998        500,000  500,000    500,000  14,450   16,269      18,231
   4           36,912        500,000  500,000    500,000  19,521   22,619      26,090
   5           47,322        500,000  500,000    500,000  24,439   29,168      34,674
   6           58,252        500,000  500,000    500,000  30,257   37,020      45,197
   7           69,728        500,000  500,000    500,000  35,882   45,108      56,691
   8           81,779        500,000  500,000    500,000  41,302   53,428      69,240
   9           94,432        500,000  500,000    500,000  46,502   61,972      82,939
  10          107,717        500,000  500,000    500,000  51,463   70,731      97,891
  11          121,667        500,000  500,000    500,000  56,644   80,202     114,746
  12          136,314        500,000  500,000    500,000  61,528   89,879     133,145
  13          151,694        500,000  500,000    500,000  66,081   99,739     153,230
  14          167,843        500,000  500,000    500,000  70,255  109,750     175,155
  15          184,799        500,000  500,000    500,000  73,998  119,873     199,100
  16          202,603        500,000  500,000    500,000  77,251  130,069     225,274
  17          221,297        500,000  500,000    500,000  79,921  140,270     253,908
  18          240,926        500,000  500,000    500,000  81,983  150,470     285,327
  19          261,536        500,000  500,000    500,000  83,333  160,601     319,878
  20          283,177        500,000  500,000    500,000  83,875  170,608     357,991
  25          408,735        500,000  500,000    650,482  69,426  216,322     619,506
  30          568,983             **  500,000  1,091,304      **  241,458   1,039,337
  35          773,504             **  500,000  1,777,950      **  211,499   1,693,285


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

**  Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION B DEATH BENEFIT
      GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING MAXIMUM CHARGES

                                    Death Benefit                 Surrender Value
                             ---------------------------  ----------------------------
                                Assuming hypothetical         Assuming hypothetical
End of    Planned Premiums     gross annual return of         gross annual return of
Policy     accumulated at    ---------------------------  ----------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%         12%
-------  ------------------  -------  -------  ---------  ------  -------  -----------
   1            8,564        504,130  504,409    504,687   4,130    4,409       4,687
   2           17,556        509,356  510,238    511,155   9,763   10,646      11,563
   3           26,998        514,446  516,265    518,226  14,446   16,265      18,226
   4           36,912        519,510  522,607    526,075  19,510   22,607      26,075
   5           47,322        524,417  529,141    534,641  24,417   29,141      34,641
   6           58,252        530,215  536,968    545,131  30,215   36,968      45,131
   7           69,728        535,811  545,015    556,570  35,811   45,015      56,570
   8           81,779        541,185  553,271    569,029  41,185   53,271      69,029
   9           94,432        546,321  561,720    582,590  46,321   61,720      82,590
  10          107,717        551,193  570,343    597,332  51,193   70,343      97,332
  11          121,667        556,252  579,620    613,878  56,252   79,620     113,878
  12          136,314        560,975  589,028    631,827  60,975   89,028     131,827
  13          151,694        565,315  598,519    651,268  65,315   98,519     151,268
  14          167,843        569,213  608,028    672,280  69,213  108,028     172,280
  15          184,799        572,601  617,479    694,941  72,601  117,479     194,941
  16          202,603        575,404  626,782    719,331  75,404  126,782     219,331
  17          221,297        577,506  635,802    745,488  77,506  135,802     245,488
  18          240,926        578,874  644,481    773,545  78,874  144,481     273,545
  19          261,536        579,382  652,661    803,546  79,382  152,661     303,546
  20          283,177        578,918  660,190    835,552  78,918  160,190     335,552
  25          408,735        556,648  680,649  1,026,556  56,648  180,649     526,556
  30          568,983             **  639,253  1,259,526      **  139,253     759,526
  35          773,504             **       **  1,504,388      **       **   1,004,388


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
**  Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION A DEATH BENEFIT
      CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING CURRENT CHARGES


                                    Death Benefit               Surrender Value
                             ---------------------------  ---------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums     gross annual return of       gross annual return of
Policy     accumulated at    ---------------------------  ---------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        500,000  500,000    500,000    4,284    4,567       4,851
   2           17,556        500,000  500,000    500,000   10,098   11,001      11,939
   3           26,998        500,000  500,000    500,000   15,010   16,879      18,894
   4           36,912        500,000  500,000    500,000   20,362   23,557      27,134
   5           47,322        500,000  500,000    500,000   25,628   30,521      36,213
   6           58,252        500,000  500,000    500,000   31,868   38,890      47,369
   7           69,728        500,000  500,000    500,000   38,005   47,615      59,659
   8           81,779        500,000  500,000    500,000   44,036   56,708      73,199
   9           94,432        500,000  500,000    500,000   49,962   66,184      88,111
  10          107,717        500,000  500,000    500,000   55,778   76,054     104,534
  11          121,667        500,000  500,000    500,000   62,130   87,014     123,336
  12          136,314        500,000  500,000    500,000   68,355   98,422     144,036
  13          151,694        500,000  500,000    500,000   74,447  110,291     166,825
  14          167,843        500,000  500,000    500,000   80,397  122,631     191,911
  15          184,799        500,000  500,000    500,000   86,195  135,454     219,525
  16          202,603        500,000  500,000    500,000   92,292  149,519     251,186
  17          221,297        500,000  500,000    532,293   98,230  164,192     286,200
  18          240,926        500,000  500,000    585,231  103,988  179,487     324,882
  19          261,536        500,000  500,000    641,863  109,540  195,419     367,595
  20          283,177        500,000  500,000    702,547  114,856  212,005     414,730
  25          408,735        500,000  500,000  1,085,330  137,954  307,127     734,963
  30          568,983        500,000  560,913  1,655,287  148,447  423,605   1,250,081
  35          773,504        500,000  685,082  2,519,656  133,943  561,419   2,064,837


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION B DEATH BENEFIT
      CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING CURRENT CHARGES


                                    Death Benefit                Surrender Value
                             ---------------------------  -----------------------------
                                Assuming hypothetical        Assuming hypothetical
End of    Planned Premiums     gross annual return of        gross annual return of
Policy     accumulated at    ---------------------------  -----------------------------
 Year    5% annual interest    0%       6%        12%       0%       6%         12%
-------  ------------------  -------  -------  ---------  -------  -------  -----------
   1            8,564        504,284  504,567    504,851    4,284    4,567       4,851
   2           17,556        509,689  510,593    511,531   10,097   11,001      11,938
   3           26,998        515,008  516,877    518,892   15,008   16,877      18,892
   4           36,912        520,359  523,554    527,129   20,359   23,554      27,129
   5           47,322        525,623  530,515    536,205   25,623   30,515      36,205
   6           58,252        531,861  538,880    547,357   31,861   38,880      47,357
   7           69,728        537,994  547,601    559,641   37,994   47,601      59,641
   8           81,779        544,021  556,687    573,170   44,021   56,687      73,170
   9           94,432        549,940  566,153    588,069   49,940   66,153      88,069
  10          107,717        555,747  576,010    604,470   55,747   76,010     104,470
  11          121,667        562,091  586,955    623,246   62,091   86,955     123,246
  12          136,314        568,301  598,339    643,906   68,301   98,339     143,906
  13          151,694        574,372  610,171    666,632   74,372  110,171     166,632
  14          167,843        580,290  622,456    691,619   80,290  122,456     191,619
  15          184,799        586,041  635,195    719,080   86,041  135,195     219,080
  16          202,603        592,070  649,136    750,504   92,070  149,136     250,504
  17          221,297        597,913  663,627    785,185   97,913  163,627     285,185
  18          240,926        603,539  678,660    823,436  103,539  178,660     323,436
  19          261,536        608,911  694,222    865,601  108,911  194,222     365,601
  20          283,177        613,983  710,288    912,050  113,983  210,288     412,050
  25          408,735        634,273  798,438  1,225,998  134,273  298,438     725,998
  30          568,983        636,756  890,986  1,727,745  136,756  390,986   1,227,745
  35          773,504        604,677  968,775  2,519,344  104,677  468,775   2,019,344


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION A DEATH BENEFIT
      CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING MAXIMUM CHARGES


                                    Death Benefit                 Surrender Value
                             ---------------------------  ----------------------------
                                Assuming hypothetical         Assuming hypothetical
End of    Planned Premiums     gross annual return of         gross annual return of
Policy     accumulated at    ---------------------------  ----------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%         12%
-------  ------------------  -------  -------  ---------  ------  -------  -----------
   1            8,564        500,000  500,000    500,000   4,131    4,409       4,688
   2           17,556        500,000  500,000    500,000   9,765   10,647      11,564
   3           26,998        500,000  500,000    500,000  14,450   16,269      18,231
   4           36,912        500,000  500,000    500,000  19,521   22,619      26,090
   5           47,322        500,000  500,000    500,000  24,439   29,168      34,674
   6           58,252        500,000  500,000    500,000  30,257   37,020      45,197
   7           69,728        500,000  500,000    500,000  35,882   45,108      56,691
   8           81,779        500,000  500,000    500,000  41,302   53,428      69,240
   9           94,432        500,000  500,000    500,000  46,502   61,972      82,939
  10          107,717        500,000  500,000    500,000  51,463   70,731      97,891
  11          121,667        500,000  500,000    500,000  56,644   80,202     114,746
  12          136,314        500,000  500,000    500,000  61,528   89,879     133,145
  13          151,694        500,000  500,000    500,000  66,081   99,739     153,230
  14          167,843        500,000  500,000    500,000  70,255  109,750     175,155
  15          184,799        500,000  500,000    500,000  73,998  119,873     199,100
  16          202,603        500,000  500,000    500,000  77,251  130,069     225,274
  17          221,297        500,000  500,000    500,000  79,921  140,270     253,908
  18          240,926        500,000  500,000    513,820  81,983  150,470     285,239
  19          261,536        500,000  500,000    557,411  83,333  160,601     319,229
  20          283,177        500,000  500,000    603,104  83,875  170,608     356,027
  25          408,735        500,000  500,000    869,056  69,426  216,322     588,506
  30          568,983             **  500,000  1,212,163      **  241,458     915,431
  35          773,504             **  500,000  1,659,249      **  211,499   1,359,740


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
**  Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PLAN: FLEXIBLE PREMIUM VARIABLE LIFE SURVIVORSHIP
      $500,000 TOTAL SUM INSURED
      MALE, ISSUE AGE 55, PREFERRED UNDERWRITING CLASS
      FEMALE, ISSUE AGE 50, PREFERRED UNDERWRITING CLASS
      OPTION B DEATH BENEFIT
      CASH VALUE ACCUMULATION TEST
      NO GUARANTEED MINIMUM DEATH BENEFIT AFTER TENTH POLICY YEAR
      PLANNED PREMIUM: $8,156*
      USING MAXIMUM CHARGES


                                    Death Benefit                 Surrender Value
                             ---------------------------  ----------------------------
                                Assuming hypothetical         Assuming hypothetical
End of    Planned Premiums     gross annual return of         gross annual return of
Policy     accumulated at    ---------------------------  ----------------------------
 Year    5% annual interest    0%       6%        12%       0%      6%         12%
-------  ------------------  -------  -------  ---------  ------  -------  -----------
   1            8,564        504,130  504,409    504,687   4,130    4,409       4,687
   2           17,556        509,356  510,238    511,155   9,763   10,646      11,563
   3           26,998        514,446  516,265    518,226  14,446   16,265      18,226
   4           36,912        519,510  522,607    526,075  19,510   22,607      26,075
   5           47,322        524,417  529,141    534,641  24,417   29,141      34,641
   6           58,252        530,215  536,968    545,131  30,215   36,968      45,131
   7           69,728        535,811  545,015    556,570  35,811   45,015      56,570
   8           81,779        541,185  553,271    569,029  41,185   53,271      69,029
   9           94,432        546,321  561,720    582,590  46,321   61,720      82,590
  10          107,717        551,193  570,343    597,332  51,193   70,343      97,332
  11          121,667        556,252  579,620    613,878  56,252   79,620     113,878
  12          136,314        560,975  589,028    631,827  60,975   89,028     131,827
  13          151,694        565,315  598,519    651,268  65,315   98,519     151,268
  14          167,843        569,213  608,028    672,280  69,213  108,028     172,280
  15          184,799        572,601  617,479    694,941  72,601  117,479     194,941
  16          202,603        575,404  626,782    719,331  75,404  126,782     219,331
  17          221,297        577,506  635,802    745,488  77,506  135,802     245,488
  18          240,926        578,874  644,481    773,545  78,874  144,481     273,545
  19          261,536        579,382  652,661    803,546  79,382  152,661     303,546
  20          283,177        578,918  660,190    835,552  78,918  160,190     335,552
  25          408,735        556,648  680,649  1,026,556  56,648  180,649     526,556
  30          568,983             **  639,253  1,259,526      **  139,253     759,526
  35          773,504             **       **  1,504,388      **       **   1,004,388


* The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy Year, or optional rider benefits are elected.
**  Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             ADDITIONAL INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 24.


CONTENTS OF THIS SECTION                                      BEGINNING ON PAGE
------------------------                                      -----------------

Description of us..........................................           33

How we support the policy and investment options...........           33

Procedures for issuance of a policy........................           34

Basic Sum Insured vs. Additional Sum Insured...............           35

Commencement of investment performance.....................           35

How we process certain policy transactions.................           36

Effects of policy loans....................................           37

Additional information about how certain policy charges
work.......................................................           38

How we market the policies.................................           39

Tax considerations.........................................           40

Reports that you will receive..............................           42

Voting privileges that you will have.......................           42

Changes that we can make as to your policy.................           42

Adjustments we make to death benefits......................           43

When we pay policy proceeds................................           43

Other details about exercising rights and paying benefits..           44

Legal matters..............................................           44

Registration statement filed with the SEC..................           44

Accounting and actuarial experts...........................           44

Financial statements of JHVLICO and the Account............           45

List of our Directors and Executive Officers of JHVLICO....           46

DESCRIPTION OF US

     We are JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law. We are authorized to transact a life insurance and annuity business in all states other than New York and in the District of Columbia. We began selling variable life insurance policies in 1980.

     We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

     We are a wholly-owned subsidiary of John Hancock Life Insurance Company ("John Hancock"), a Massachusetts stock life insurance company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. John Hancock's home office is at John Hancock Place, Boston, Massachusetts 02117. As of December 31, 2000, John Hancock's assets were approximately $__ billion and it had invested approximately $___ million in JHVLICO in connection with JHVLICO's organization and operation. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable us to meet our reserve requirements and expenses in connection with our business. John Hancock is committed to make additional capital contributions if necessary to ensure that we maintain a positive net worth.

HOW WE SUPPORT THE POLICY AND INVESTMENT OPTIONS

Separate Account S

     The variable investment options shown on page 1 are in fact subaccounts of Separate Account S (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or of us.

     The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

     The assets in each subaccount are invested in the corresponding fund of one of theSeries Funds. New subaccounts may be added as new funds are added to the Series Funds and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Series Funds.

     We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

     On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the

New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard
Time).

Our general account

     Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

     Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

PROCEDURES FOR ISSUANCE OF A POLICY

     Generally, the policy is available with a minimum Basic Sum Insured at issue of $250,000. At the time of issue, each insured person must have an attained age of at least 20 and no more than 85. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured persons in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

     The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of each of the insured persons, the Basic Sum Insured and the Additional Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured persons' rate classes should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the last surviving insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page 35).

     The policy will take effect only if all of the following conditions are satisfied:

 .  The policy is delivered to and received by the applicant.

 .  The Minimum Initial Premium is received by us.

 . Each insured person is living and still meets our health criteria for issuing insurance.

If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

     In order to preserve a younger age at issue for one or both of the insured persons, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

     The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (if it is used to preserve an insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary survivorship term life insurance coverage on the insured persons for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

     Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

 BASIC SUM INSURED VS. ADDITIONAL SUM INSURED

     As noted earlier in this prospectus, you should consider a number of factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

     For the same amount of premiums paid, the amount of the issue charge deducted from account value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Additional Sum Insured rather than as Basic Sum Insured. On the other hand, the amount of any Additional Sum Insured is not included in the guaranteed death benefit feature after the 5th policy year and is not extended beyond the age 100 adjustment date. (The "age 100 adjustment date" is defined under "When the younger insured person reaches 100" on page __.). Therefore, if the policy's surrender value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured) after the 5th policy year, the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the guaranteed death benefit feature.

     Generally, you will incur lower issue charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. If this is your priority, you may wish to maximize the proportion of the Additional Sum Insured. However, if your priority is to take advantage of the guaranteed death benefit feature after the 5th policy year, the proportion of the Policy's Total Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of policy issuance. In addition, the death benefit after the age 100 adjustment date will generally be larger if the proportion of Basic Sum Insured immediately prior to that date is larger.

     Any decision you make to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences (see "Tax Considerations" beginning on page
40).

COMMENCEMENT OF INVESTMENT PERFORMANCE

     Any premium payment processed prior to the twentieth day after the policy's date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

     All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

HOW WE PROCESS CERTAIN POLICY TRANSACTIONS

Premium payments

     We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

     (1) We will process a payment received prior to a policy's date of issue as if received on the day immediately preceding date of issue.

     (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

     (3) We will process the portion of any premium payment for which we require evidence of an insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

     (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 .    The tax problem resolves itself prior to the date the refund is to be made;
     or

 .    The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

     In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

     (5) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

     Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of any investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

     We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Dollar cost averaging

     Scheduled transfers under this option may be made from the Money Market investment option to not more than nine other variable investment options. However, the amount transferred to any one investment option must be at least $100.

     Once we receive the election in form satisfactory to us at our Life Servicing Office, transfers will begin on the second monthly deduction date following its receipt. If you have any questions with respect to this provision, call 1-800-732-5543.

     Once elected, the scheduled monthly transfer option will remain in effect for so long as you have at least $2,500 of your account value in the Money Market investment option, or until we receive written notice from you of cancellation of the option or notice of the death of the last surviving insured person. We reserve the right to modify, terminate or suspend the dollar cost averaging program at any time.

Telephone transfers and policy loans

     Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

     If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

     The following transactions take effect on the policy anniversary on or next following the date we approve your request:

 .    Total Sum Insured decreases

 .    Additional Sum Insured increases.

     A change of death benefit Option from B to A is effective on the policy anniversary on or next following the date we receive the request.

     Reinstatements of lapsed policies take effect on the monthly deduction date on or next following the date we approve your request:

     We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

EFFECTS OF POLICY LOANS

     The account value, the surrender value, and any death benefit above the Total Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

     Whenever the outstanding loan equals or exceeds the surrender value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period.

ADDITIONAL INFORMATION ABOUT HOW CERTAIN POLICY CHARGES WORK

Sales expenses and related charges

     The sales charges (i.e., the premium sales charge and the CDSC) help to compensate us for the cost of selling our policies. (See "What charges will we deduct from your investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 39.) Similarly, administrative expenses not fully covered by the issue charge and the maintenance charge may also be recovered from such other sources.

Effect of premium payment pattern

     You may structure the timing of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less premium in the first 10 policy years and more in later years could reduce your total sales charges. For example, if the Target premium was $10,000 and you paid $5,000 in each of the first 10 policy years, you would pay total sales charges of $2,500 and be subject to a maximum CDSC of $10,000. If you paid $2,500 in each of the first 10 policy years and $25,000 in policy year 11, you would pay total sales charges of only $1,250 and be subject to a maximum CDSC of only $5,000. However, delaying the payment of premiums to later policy years could increase the risk that the guaranteed death benefit feature will not be in effect and the surrender value will be insufficient to pay policy charges. As a result, the policy or any Additional Sum Insured may lapse and eventually terminate.

Monthly charges

     Unless we agree otherwise, we will deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

     The insurance under the policy continues in full force during any grace period but, if the last surviving insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

     The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of any association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from any associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

HOW WE MARKET THE POLICIES

     Signator Investors, Inc. ("Signator"), an indirect wholly-owned subsidiary of John Hancock located at 197 Clarendon Street, Boston, MA 02117, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Signator acts as principal underwriter and principal distributor of the policies pursuant to a sales agreement among John Hancock, Signator, JHVLICO, and the Account. Signator also serves as principal underwriter for John Hancock Variable Annuity Accounts U, I and V, John Hancock Mutual Variable Life Insurance Account UV and John Hancock Variable Life Accounts V and S, all of which are registered under the 1940 Act. Signator is also the principal underwriter for John Hancock Variable Series Trust I.

     Applications for policies are solicited by agents who are licensed by state insurance authorities to sell JHVLICO's policies and who are also registered representatives ("representatives") of Signator or other broker-dealer firms, as discussed below. John Hancock (on behalf of JHVLICO) performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. JHVLICO will make the appropriate refund if a policy ultimately is not issued or is returned under the "free look" provision. Officers and employees of John Hancock and JHVLICO are covered by a blanket bond by a commercial carrier in the amount of $25 million.

     Signator's representatives are compensated for sales of the policies on a commission and service fee basis by Signator, and JHVLICO reimburses Signator for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the policies.

     The maximum commission payable to a Signator representative for selling a policy varies by policy year and, in the first policy year, is different for the portion of premiums paid up to the Target Premium and the portion, if any, of premiums paid in excess of the Target Premium. For the first policy year, the maximum commission is 50% of the Target Premium and 4% of any excess premium. For policy years 2 through 5, the maximum commission is 4% of all premiums paid. For policy years 6 and thereafter, the maximum commission is 3% of all premiums paid. In addition, a "trail" commission is payable at the end of each policy year equal to a percentage of that portion of account value allocated to the variable investment options for the applicable policy year. The maximum percentages are 0.40% for policy years 1 through 10 and 0.20% for policy years 11 and thereafter.

     Representatives with less than four years of service with Signator and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by JHVLICO and John Hancock will be eligible for additional compensation.

     The policies are also sold through other registered broker-dealers that have entered into selling agreements with Signator and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Signator's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. Signator will compensate the broker-dealers as provided in the selling agreements, and JHVLICO will reimburse Signator for such amounts and for certain other direct expenses in connection with marketing the policies through other broker-dealers.

     Representatives of Signator and the other broker-dealers mentioned above may also earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.

     The offering of the policies is intended to be continuous, but neither JHVLICO nor Signator is obligated to sell any particular amount of policies.

TAX CONSIDERATIONS

     This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

     We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

     If the policy complies with the definition of life insurance, we believe the death benefit proceeds under the policy will be excludable from the beneficiary's gross income under the Code.

Other policy distributions

     Increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

     Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

     We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

     In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

     Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

     The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 59 1/2.

     Furthermore, any time there is a "material change" in a policy (such as an increase in the Additional Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

     Moreover, if benefits under a policy are reduced (such as a reduction in the Total Sum Insured or death benefit or the reduction or cancellation of certain rider benefits), the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

     All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

REPORTS THAT YOU WILL RECEIVE

     At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Basic Sum Insured and the Additional Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of the Series Funds, including a list of securities held in each fund.

VOTING PRIVILEGES THAT YOU WILL HAVE

     All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Series Funds. We will vote the shares of each of the funds of a Series Fund which are deemed attributable to variable life insurance policies at regular and special meetings of the Series Fund's shareholders in accordance with instructions received from owners of such policies. Shares of the Series Fund held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

     We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

     However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

CHANGES THAT WE CAN MAKE AS TO YOUR POLICY

Changes relating to a Series Fund or the Account

     The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by JHVLICO to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be JHVLICO, John Hancock, or an affiliate of either, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 .    Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 .    Combining or removing investment options

 .    Changes in the form of organization of any separate account

     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

ADJUSTMENTS WE MAKE TO DEATH BENEFITS

     If either insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of either insured person, we will adjust the amount of any death benefit as described in the policy.

WHEN WE PAY POLICY PROCEEDS

General

     We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive notification of the death of the last surviving insured person, we will pay the proceeds as a single sum, normally within 7 days thereafter.

Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

OTHER DETAILS ABOUT EXERCISING RIGHTS AND PAYING BENEFITS

Joint ownership

     If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the death of the last surviving insured person. You may change the beneficiary during that insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the last surviving insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

LEGAL MATTERS

     The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for JHVLICO. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised us on certain Federal securities law matters in connection with the policies.

REGISTRATION STATEMENT FILED WITH THE SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

ACCOUNTING AND ACTUARIAL EXPERTS

     The financial statements of JHVLICO and the Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Todd G. Engelsen, F.S.A., Vice President and Actuary of JHVLICO and Second Vice President of John Hancock.

FINANCIAL STATEMENTS OF JHVLICO AND THE ACCOUNT

     The financial statements of JHVLICO included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of JHVLICO to meet its obligations under the policies.

               LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF JHVLICO

     The Directors and Executive Officers of JHVLICO and their principal occupations during the past five years are as follows:


Directors and Executive        Principal Occupations Officers
-----------------------        ------------------------------

David F. D'Alessandro.......   Chairman of the Board and Chief Executive Officer
                               of JHVLICO; President and Chief Executive
                               Officer, John Hancock Life Insurance Company.
Michele G. Van Leer.........   Vice Chairman of the Board and President of
                               JHVLICO; Senior Vice President, John Hancock
                               Life Insurance Company.
Ronald J. Bocage............   Director, Vice President and Counsel of JHVLICO;
                               Vice President and Counsel, John Hancock Life
                               Insurance Company.
Bruce M. Jones..............   Director and Vice President of JHVLICO; Vice
                               President, John Hancock Life Insurance Company.
Thomas J. Lee...............   Director and Vice President of JHVLICO; Vice
                               President, John Hancock Life Insurance Company.
Barbara L. Luddy............   Director, Vice President and Actuary of JHVLICO;
                               Senior Vice President, John Hancock Life
                               Insurance Company.
Robert S. Paster............   Director and Vice President of JHVLICO; Vice
                               President, John Hancock Life Insurance Company.
Robert R. Reitano...........   Director and Vice President of JHVLICO; Vice
                               President, John Hancock Life Insurance Company.
Paul Strong.................   Director and Vice President of JHVLICO; Vice
                               President, John Hancock Life Insurance Company.
Daniel L. Ouellette.........   Vice President, Marketing, of JHVLICO; Senior
                               Vice President, John Hancock Life Insurance
                               Company.
Edward P. Dowd..............   Vice President, Investments, of JHVLICO; Senior
                               Vice President, John Hancock Life Insurance
                               Company
Roger G. Nastou.............   Vice President, Investments, of JHVLICO; Vice
                               President, John Hancock Life Insurance Company
Todd G. Engelsen............   Vice President and Illustration Actuary of
                               JHVLICO; Second Vice President, John Hancock
                               Life Insurance Company
Julie H. Indge..............   Treasurer of JHVLICO; Financial Officer, John
                               Hancock Life Insurance Company
Patrick J. Gill.............   Controller of JHVLICO; Senior Associate
                               Controller, John Hancock Life Insurance Company.
Peter Scavongelli...........   Secretary of JHVLICO; State Compliance Officer,
                               John Hancock Life Insurance Company

     The business address of all Directors and officers of JHVLICO is John Hancock Place, Boston, Massachusetts 02117.

            YEAR-END 2000 AUDITED FINANCIALS OF JHVLICO AND ACCOUNT S

                    WILL BE ADDED BY PRE-EFFECTIVE AMENDMENT

                   ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


     This index should help you locate more information about many of the important concepts in this prospectus.

KEY WORD OR PHRASE                                                         PAGE


Account .................................................................   33
account value ...........................................................    9
Additional Sum Insured ..................................................   17
asset-based risk charge .................................................   10
asset rebalancing .......................................................   15
attained age ............................................................   10
Basic Sum Insured .......................................................   17
beneficiary .............................................................   44
business day ............................................................   34
changing Option A or B ..................................................   20
changing the Total Sum Insured ..........................................   20
charges .................................................................    9
Code ....................................................................   40
cost of insurance rates .................................................   10
date of issue ...........................................................   35
death benefit ...........................................................    5
deductions ..............................................................    9
dollar cost averaging ...................................................   15
expenses of the Series Funds ............................................   11
fixed investment option .................................................   34
full surrender ..........................................................   15
funds ...................................................................    2
grace period ............................................................    8
guaranteed death benefit feature ........................................    7
Guaranteed Death Benefit Premium ........................................    7
insurance charge ........................................................   10
insured person ..........................................................    5
investment options ......................................................    1
JHVLICO .................................................................   33
lapse ...................................................................    7
loan ....................................................................   16
loan interest ...........................................................   16
Maximum Monthly Benefit .................................................   19
maximum premiums ........................................................    6
Minimum Initial Premium .................................................   34
minimum insurance amount ................................................   17
minimum premiums ........................................................    6
modified endowment ......................................................   41
monthly deduction date ..................................................   35
Option A; Option B ......................................................   17
optional benefits charge ................................................   10
owner ...................................................................    5
partial withdrawal ......................................................   15
partial withdrawal charge ...............................................   11
payment options .........................................................   21
Planned Premium .........................................................    6
policy anniversary ......................................................   35
policy year .............................................................   35
premium; premium payment ................................................    5
prospectus ..............................................................    2
receive; receipt ........................................................   24
reinstate; reinstatement ................................................    8
sales charges ...........................................................    9
SEC .....................................................................    2
Separate Account U ......................................................   33
Servicing Office ........................................................    2
special loan account ....................................................   16
subaccount ..............................................................   33
surrender ...............................................................    5
surrender value .........................................................   15
Target Premium ..........................................................    9
tax considerations ......................................................   40
telephone transactions ..................................................   24
Total Sum Insured .......................................................   17
transfers of account value ..............................................   14
Series Funds ............................................................    2
variable investment options .............................................    1
we; us ..................................................................   33
withdrawal ..............................................................   15
withdrawal charge .......................................................   11
you; your ...............................................................    5

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                        REPRESENTATION OF REASONABLENESS

      John Hancock Variable Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Section X of JHVLICO's Bylaws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      Cross-Reference Table.


      The prospectus containing 48 pages.

      The undertaking regarding indemnification.

      The undertaking to file reports.

      The signatures.

      The following exhibits:

I.A. (1) JHVLICO Board Resolution establishing the separate account included in Post-Effective Amendment No. 2 to Form S-6 Registration Statement filed January 11, 1996 (File No. 33-64366) is incorporated by reference.

     (2)  Not Applicable

     (3) (a) Form of Distribution and Servicing Agreement by and among Signator Investors, Inc. (previously known as "John Hancock Distributors, Inc."), John Hancock Mutual Life Insurance Company, and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 33-15075) filed April 18, 1997.

          (b) Specimen Variable Contracts Selling Agreement between Signator Investors, Inc. and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 33-15075) filed April 18, 1997.

          (c) Schedule of sales commissions included in Exhibit I.A.(3) (a) above.

     (4)  Not Applicable

     (5) Form of flexible premium variable life insurance policy, included in the initial filing of this Form S-6 Registration Statement (File No. 33-79108), filed May 18, 1994.

     (6) (a) JHVLICO Certificate of Incorporation included in Post-Effective Amendment No. 2 to Form S-6 Registration Statement filed January 11, 1996 (File No. 33-64366) is incorporated by reference.

          (b) JHVLICO By-laws included in Post-Effective Amendment No. 2 to Form S-6 Registration Statement filed January 11, 1996 (File No. 33-64366) is incorporated by reference.

     (7)  Not Applicable.

     (8) (a) Participation Agreement Among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, Filed May 4, 2000.

          (b) Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, Filed May 4, 2000.

          (c) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, Filed May 4, 2000.

          (d) Participation Agreement Among MFS Variable Insurance Trust, John Hancock Mutual Life Insurance Company and Massachusetts Financial Services Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, Filed May 4, 2000.

          (e) Participation Agreement By And Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., John Hancock Mutual Life Insurance Company and Certain Of Its Affiliated Insurance Companies, Each On Behalf Of Itself And Its Separate Accounts, And John Hancock Funds, Inc., filed in Post-Effective Amendment No. 1 to file No. 333-81127, Filed May 4, 2000.

          (f) Participation Agreement between Janus Aspen Series, Janus Capital Corporation, and John Hancock Variable Life Insurance Company, filed in Post Effective Amendment No. 9 to File No. 333-425, filed on November 1, 2000.

     (9)  Not Applicable.

     (10) Forms of applications for Policy, included in the initial filing of this Form S-6 Registration Statement (File No. 33-79108), filed May 18, 1994.

     (11) Not Applicable.   The Registrant invests only in shares of open-end
                            Funds.

2.  Included as Exhibit 1.A(5) above.

3. Opinion and consent of counsel as to securities being registered, (to be Filed by amendment).

4.  Not Applicable

5.  Not Applicable

6.  Opinion and consent of actuaries (Filed herewith).

7.  Consent of independent auditors (to be Filed by amendment).

8. Memorandum describing JHVLICO's issuance, transfer and redemption procedures for the flexible policy pursuant to Rule 6e-3(T)(b)(12)(iii), included in the initial filing of Form S-6 Registration Statement, filed May 18, 1994.

9. Powers of attorney for Cleary, Tomlinson, D'Alessandro, Shaw, Luddy, Lee, Reitano, Van Leer and Paster, included in Post-Effective Amendment No. 1 to this Form S-6 Registration Statement, filed April 1995. Power of Attorney for Ronald J. Bocage, incorporated by reference from Form 10-K annual report of John Hancock Variable Life Insurance Company (File No. 33-62895) filed March 28, 1997. Powers of Attorney for Bruce M. Jones and Paul Strong, incorporated by reference from the Post-Effective Amendment No. 2 to File No. 333-81127, Filed May 4, 2000.

10. Representations, Description and Undertaking pursuant to Rule
    6e-3(T)(b)(13)(iii)(F) under the Investment Company Act of 1940, included in Pre-Effective Amendment No. 1 to Form S-6 Registration Statement, filed October 10, 1994 File No. 33-64366 is incorporated by reference.

11. Exemptive Relief Relied Upon, included in Pre-Effective Amendment No. 1 to Form S-6 Registration Statement, filed October 10, 1994 File No. 33-64366 is incorporated by reference.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Variable Life Insurance Company and on the dates indicated.

Signatures                     Title                              Date
----------                     -----                              ----


/s/ PATRICK J. GILL
--------------------
    PATRICK J. GILL        Controller (Principal Accounting  February 7, 2001
                           Officer and Acting Principal
                           Financial Officer)

/s/ MICHELE G. VAN LEER
-----------------------
Michele G. Van Leer        Vice Chairman of the Board        February 7, 2001
for herself and as         and President(Acting Principal
Attorney-in-Fact           Executive Officer)

      For:  David F. D'Alessandro  Chairman of the Board
            Robert S. Paster       Director
            Thomas J. Lee          Director
            Bruce M. Jones         Director
            Paul Strong            Director
            Barbara L. Luddy       Director
            Ronald J. Bocage       Director
            Robert R. Reitano      Director

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Variable Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 7th day of February, 2001.

                                 JOHN HANCOCK VARIABLE LIFE
                                 INSURANCE COMPANY

(SEAL)

                                     By  /s/ MICHELE G. VAN LEER
                                         -----------------------
                                         Michele G. Van Leer
                                         Vice Chairman and President



Attest:    /s/ PETER SCAVONGELLI
           ----------------------
           Peter Scavongelli
           Secretary